Nolan S. Taylor
(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com

January 18, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0305
Washington, D.C. 20549
Attention: Ms. Hanna Teshome

  Re:
  Franklin Covey Co.
  Preliminary Proxy Statement on Schedule 14A
  Filed on December 8, 2004
  File No. 000-27767

Dear Ms. Teshome:

        This letter responds to the letter of Mr. Max A. Webb, dated January 6, 2005, in which Mr. Webb sets forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the above-referenced preliminary proxy statement (the "Proxy Statement") of Franklin Covey Co. (the "Company"). Concurrently herewith, we are filing Amendment No. 1 to the Proxy Statement (the "Amendment") on behalf of the Company. In addition, enclosed with the paper courtesy copy of this filing are marked copies of the Amendment indicating changes from the Proxy Statement initially filed with the Commission on December 8, 2004.

        The information set forth in the Amendment responds to the comments of the Staff. The numbered responses set forth below reproduce each of the Staff's comments. Our responses are set off in bold type.

General

        Comment 1.    As you know, the Division of Enforcement has commenced an investigation regarding certain matters which may be related to the Company. The staff responsible for the investigation are not the staff responsible for the comment process in the Division of Corporation Finance. Nonetheless, you are advised that any information provided to the Division of Enforcement staff in response to comments, or supplementally may be given to the Division of Enforcement.

        With respect to any comments that directly or indirectly relate to the matters under investigation by the Division of Enforcement, all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are urged to be certain that all information required for shareholders to make an informed decision is provided. Since the company and management are in possession of all facts with respect to the matters under investigation, despite the staff's comments, they are responsible for the accuracy and adequacy of the disclosures made regardless of our comments.

        Additionally, the company should provide written acknowledgment of the following:

  •
  The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

  •
  The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Preliminary Schedule 14A do not foreclose the Commission from taking any action with respect to the filing.

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  The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Response    The Company acknowledges that:

  •
  The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

  •
  The Company acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the Preliminary Schedule 14A do not foreclose the Commission from taking action with respect to the filing.

  •
  The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Requirements as to Proxy

        Comment 2.    Please note that Rule 14a-4(a) requires that the proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." We note that certain items related to the Recapitalization Transaction would require a shareholder vote without regard to the vote on the recapitalization of the Series A Preferred Stock. Refer generally to the first 6 bullet points on page 30. Please revise to include a separate vote on each item related to the amendment and restatement of the Company's Articles of Incorporation, the recapitalization of the Series A Preferred Stock and the issuance of warrants to holders of Series A Preferred Stock. You may have the separate proposals be contingent on one another, but they must be separate items to vote on.

        Response    In response to the Staff's comment, we have revised the Proxy Statement accordingly.

        Comment 3.    Similarly revise proposal (vii) to provide for a separate vote for the adjournment of the Annual Meeting to solicit additional votes in favor of the proposal to amend and restate the Articles of Incorporation and the proposal to issue warrants.

        Response    In response to the Staff's comment, we have revised this proposal accordingly.

        Comment 4.    In that regard, please ensure that changes are made to the form of the proxy card and to the disclosure in the proxy statement. To the extent any separate items are conditioned upon one another, the disclosure must be clear on the proxy card. Please refer to Item 19 of Schedule 14A.

        Response    In response to the Staff's comment, we have revised the disclosure in the Proxy Statement and the form of proxy card accordingly.

Proposal V, page 29

        Comment 5.    Confirm that you have included all of the information required pursuant to Item 404(b) of Regulation S-K, particularly as it relates to Knowledge Capital.

        Response    The Company has confirmed that it has included all of the information required pursuant to Item 404(b) of Regulation S-K.

        Comment 6.    Refer to the last paragraph on page 31. Identify the members of the Special Committee here.

        Response    In response to the Staff's comment, we have identified the members of the Special Committee in this paragraph.

Effect of the Recapitalization on Relative Voting Power and Economic Interest, page 32

        Comment 7.    The discussion in this section is difficult to follow. Revise this section to clearly outline the differences in voting power and economic interest resulting from the Articles Amendment and the Recapitalization. Consider including a tabular presentation of the information.

        Response    In response to the Staff's comment, this section of the Proxy Statement has been revised to clarify the differences in voting power and economic interest resulting from the Articles Amendment and the Recapitalization. As recommended by the Staff, we have included a tabular presentation of related information.

Background of the Articles Amendment, page 33

        Comment 8.    Refer to the third full paragraph on page 34. Summarize the preliminary analysis presented by management as well as the preliminary analysis prepared by ThinkEquity to the Special Committee. It appears that a preliminary analysis by management and ThinkEquity was presented to the Special Committee at later dates as well. Revise your disclosure to summarize each of the presentations made to the Special Committee.

        Response    In response to the Staff's comment, we have revised this section accordingly.

        Comment 9.    Provide us with copies of any documentation such as outlines, summaries or reports furnished to the Special Committee.

        Response    In response to the Staff's comment, we will send this documentation supplementally under separate cover.

        Comment 10.    Discuss the analysis and the recommendations presented by Davidson on June 4, 2004. Provide us with copies of any documentation such as outlines, summaries or reports prepared and furnished by Davidson to the Special Committee.

        Response    In response to the Staff's comment, we have revised the disclosure accordingly. Davidson presented a preliminary draft of the June 10, 2004 presentation on June 4, 2004. The preliminary draft was materially the same as the final draft presented on June 10, 2004. We will send the final version of the presentation that was presented to the Special Committee on June 10, supplementally under separate cover.

Reasons for the Articles Amendment, page 36

        Comment 11.    Please revise into two lists: (1) the reasons considered in favor of the articles amendment; (2) the reasons the Special Committee and the Board considered against the proposed amendment. If there were none, so state.

        Response    In response to the Staff's comment, we have revised this section accordingly.

Opinion of Financial Advisor to the Special Committee, page 38

        Comment 12.    Disclose why Davidson uses the valuation techniques performed in connection with this opinion.

        Response    In response to the Staff's comment, we have revised the Proxy Statement accordingly to include this information.

        Comment 13.    Please include a tabular presentation comparing the theoretical present value pre- and post-recapitalization.

        Response    In response to the Staff's comment, we have included a tabular presentation comparing the theoretical present value pre- and post-recapitalization.

        Comment 14.    It is unclear from the presentation why the exit multiples and valuation multiples of comparable companies supports a finding of fairness. Please revise for clarity. You should also include your own valuation multiples in the table.

        Response    Davidson believes that the exit multiples and valuation multiples of comparable companies supports a finding of fairness because the Company had a negative EBITDA for the last twelve month period prior to the analysis, and the corresponding valuation multiples for the Company would not be meaningful. In addition, because the Company has no third party research analysts that publish earnings estimates for the Company, such estimates are not available to compute corresponding valuation multiples for the Company for 2004 and 2005.

        In response to the Staff's comment, we have revised the Proxy Statement accordingly.

Preferred Stock Analysis, page 42

        Comment 15.    Revise the third paragraph to state the major assumptions made by Davidson.

        Response    The Company respectfully believes it would be unnecessarily repetitive to restate major assumptions as they have all been stated elsewhere in the Proxy Statement. However, in response to the Staff's comment, we have revised this paragraph and summarized Davidson's assumptions.

Description of the Common Stock, page 43

        Comment 16.    Consider presenting a comparison of the Existing Articles and the proposed Restated Articles in a tabular format.

        Response    In response to the Staff's recommendation, we have presented a comparison of the Existing Articles and the proposed Restated Articles in tabular format.

Appendix D

        Comment 17.    Revise paragraph number 5 to reflect votes cast in separate but related proposals regarding the Restated Articles.

        Response    In response to the Staff's comment, we have revised this paragraph accordingly.

        In addition to responding to the specific comments set forth above, the Company has made changes to the Proxy Statement to update certain information, to add additional disclosure, and to make conforming changes throughout the document. The Company and we are available to discuss any issues presented by the initial comments and the responses contained in this letter or to respond to further comments.

                      Sincerely,

                      DORSEY & WHITNEY LLP

                      /s/ Nolan S. Taylor

                      Nolan S. Taylor